UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telesystem International Wireless Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

879946606

(CUSIP number)

Wayne PJ McArdle, Esq.

Gibson, Dunn & Crutcher LLP

Telephone House

2-4 Temple Avenue, EC4Y 0HB

London, England

+44 20 7071 4000

(Name, address and telephone number of person authorized to receive notices and communications)

June 12, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879946606	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIG EMERGING EUROPE INFRASTRUCTURE MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER NONE 8 SHARED VOTING POWER NONE 9 SOLE DISPOSITIVE POWER NONE 10 SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879946606	13D/A	Page 3 of 6 Pages

This amendment No. 1 amends and supplements the statement on Schedule 13D and the cover page thereto filed on January 21, 2005 by AIG Emerging Europe Infrastructure Management Ltd. (the “Reporting Person”) with respect to its beneficial ownership of common stock issued by Telesystem International Wireless Inc.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common shares, without par value (the “Common Shares”) of Telesystem International Wireless Inc., a Canadian corporation (the “Issuer”), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is 1250 René-Lévesque Street West, 38th floor, Montreal, Quebec H3B 4W8 Canada.

Item 2. Identity and Background

(a) - (c) & (f): This statement on Schedule 13D is being filed by the Reporting Person, a company existing under the laws of Bermuda and having its principal place of business at 29 Richmond Road, Pembroke HM 08, Bermuda. Attached as Schedule 1 hereto, which schedule is incorporated herein by reference, is a chart setting forth the name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship of each of the executive officers and directors of the Reporting Person.

The principal business of the Reporting Person is to serve as the general partner of AIG Emerging Europe Infrastructure Management L.P. (“Management L.P.”), which together with certain affiliated entities act as advisers for various investment funds, including AIG Emerging Europe Infrastructure Fund L.P. (the L.P. Fund”) and Emerging Europe Infrastructure Fund C.V. (the “C.V. Fund”). Management L.P. is also the general partner of the L.P. Fund and the C.V. Fund. The C.V. Fund, EEIF Czech N.V. and EEIF Melville B.V. (“Melville”) are affiliates of the Reporting Person.

(d) & (e): During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any person listed in Schedule 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a)	Source of Funds: N/A.

(b)	Amount of Funds: N/A.

Item 4. Purpose of Transaction

No change.

CUSIP No. 879946606	13D/A	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a)	None.

(b)	N/A.

(c)	On June 12, 2005, EEIF Czech NV, sold 6,411,907 Common Shares on the open market at $15.40 per share. On June 15, 2005, the C.V. Fund sold 1,885,476 Common Shares on the open market at $15.50 per share. On June 29, 2005, Melville sold 5,171,732 Common Shares on the open market at $15.60 per share. On June 30, 2005, Melville sold 5,171,732 Common Shares on the open market at $15.60 per share.

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on June 15, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

N/A.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2005

AIG EMERGING EUROPE INFRASTRUCTURE MANAGEMENT LTD.

/s/ Donald C. Roth
Name:	Donald C. Roth
Title:	Director

CUSIP No. 879946606	13D/A	Page 6 of 6 Pages

Schedule 1

Name and Title with Reporting Person	Principal Occupation	Name and Principal Business of Employer	Business Address	Citizenship
S. George Cubbon, Director, President and Secretary	Chief Executive Officer and President	American International Company Limited, Insurance Financial Services	29 Richmond Rd. Pembroke, HM 08 Bermuda	United Kingdom
Mark Waddington, Vice President and Treasurer	Accountant	American International Company Limited, Insurance Financial Services	29 Richmond Road, Pembroke, HM 08 Bermuda	Canada
Suzanne Wylie, Assistant Secretary	Corporate Administration	American International Company Limited, Insurance Financial Services	29 Richmond Road, Pembroke, HM 08 Bermuda	United Kingdom
James Keyes, Director	Lawyer	Appleby Spurling Hunter, Law Firm	22 Victoria St. Hamilton, Bermuda	United Kingdom
John Finneran, Jr., Director	Chief Operating Officer	Edison Capital	18101 Von Karman Avenue, #1700 Irvine, CA 92612	United States of America
Donald C. Roth, Director	Managing Partner	Emerging Markets Partnership, Asset Management	2001 Pennsylvania Avenue, Suite 1100, Washington, DC 20006	United States of America